SECU[illegible] 14045040 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49913

RECEIVED JAN 2 3 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/12 (MM/DD/YY) AND ENDING 11/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Netherland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Rd., Suite 980
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Dale Netherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netherland Securities, Inc., as of November 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSE A. MOSS
MY COMMISSION EXPIRES
September 24, 2016

J Dale Netherland
Signature

CHAIRMAN
Title

Rose A Moss
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETHERLAND SECURITIES, INC.

FINANCIAL REPORT

NOVEMBER 30, 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1 - 2
FINANCIAL STATEMENTS	
Statement of financial condition	3
Statement of income	4
Statement of changes in stockholders' equity	5
Statement of cash flows	6
Notes to financial statements	7 - 9
SUPPLEMENTARY SCHEDULE	
I. Supplementary information pursuant to rule 17a-5	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)	11 - 12
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	13 - 14
SIPC-7	15 - 16

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Netherland Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. (the Company) as of November 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of November 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 15, 2014

NETHERLAND SECURITIES, INC.
Statement of Financial Condition
November 30, 2013

ASSETS	
Cash	$ 43,077
Prepaid federal income taxes	3,600
Clearing deposit	10,021
TOTAL ASSETS	$ 56,698
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 1,336
Accrued expenses	9,232
TOTAL LIABILITIES	10,568
Stockholders' Equity	
Common stock, $0.01 par value, 100,000 shares authorized, 34,000 shares issued and outstanding	340
Additional paid-in capital	13,623
Retained earnings	32,167
TOTAL STOCKHOLDERS' EQUITY	46,130
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,698

See notes to financial statements.

NETHERLAND SECURITIES, INC.
Statement of Income
Year ended November 30, 2013

Revenue	
Securities commissions	$ 555,855
Advisory fees	45,056
Other revenue	19,593
TOTAL REVENUE	620,504
Expenses	
Clearing charges	21,140
Communications	12,583
Compensation and related costs	502,769
Errors	168
Occupancy and equipment costs	20,564
Other expenses	36,155
Professional fees	19,075
Regulatory fees and expenses	7,934
TOTAL EXPENSES	620,388
Net income before provision for income taxes	116
Provision for income taxes	1,397
NET LOSS	$ (1,281)

See notes to financial statements.

NETHERLAND SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year ended November 30, 2013

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at November 30, 2012	34,000	$ 340	$ 63,623	$ 33,448	$ 97,411
Return of capital	-	-	(50,000)	-	(50,000)
Net loss	-	-	-	(1,281)	(1,281)
Balances at November 30, 2013	34,000	$ 340	$ 13,623	$ 32,167	$ 46,130

See notes to financial statements.

NETHERLAND SECURITIES, INC.
Statement of Cash Flows
Year Ended November 30, 2013

Cash flows from operating activities:	
Net loss	$ (1,281)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in prepaid federal income taxes	(3,600)
Decrease in accounts payable	(440)
Increase in accrued expenses	1,251
Net cash used in operating activities	(4,070)
Cash flows from operating activities:	
Return of capital	(50,000)
Net decrease in cash	(54,070)
Cash at the beginning of the year	97,147
Cash at end of year	$ 43,077

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes - federal	$ 4,997
Income taxes - state	$ -
Interest	$ -

See notes to financial statements.

NETHERLAND SECURITIES, INC.
Notes to Financial Statements
November 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Netherland Securities, Inc. (the Company) was organized in October 1996 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with the State of Texas. The Company's customers are primarily individuals located throughout the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Income Taxes

As of November 30, 2013, open Federal tax years include the tax years ended November 30, 2010 through November 30, 2012.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2013, the Company had net capital of $42,530, which was $37,530 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.25 to 1.

Note 4 - Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to the net income before provision for federal income taxes, primarily due to permanent non-deductible differences.

Note 5 - Related Party Transactions/Concentration of Revenue

The two shareholders generated substantially all of the Company's revenue and were paid substantially all the commissions for the year ended November 30, 2013.

Note 6 - Office Lease

The Company currently leases office space on a month-to-month basis. The monthly lease payment is $1,714. Office rent for the year totaled $20,564 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2013, through January 15, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

NETHERLAND SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
November 30, 2013

Total stockholders' equity qualified for net capital	$ 46,130
Total deductions and/or charges	
Non-allowable assets	
Prepaid federal income taxes	3,600
Net Capital	$ 42,530
Aggregate indebtedness	
Accounts payable	$ 1,336
Accrued expenses	9,232
Total aggregate indebtedness	$ 10,568
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 37,530
Ratio of aggregate indebtedness to net capital	.25 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of November 30, 2013 (unaudited)	$ 42,309
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Decrease in accounts payable	221
Net capital as computed above	$ 42,530

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Netherland Securities, Inc.

In planning and performing our audit of the financial statements of Netherland Securities, Inc. (the Company), as of and for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 15, 2014

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Netherland Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2013, which were agreed to by Netherland Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Netherland Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Netherland Securities, Inc.'s management is responsible for the Netherland Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 15, 2014

AMENDED

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 11/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049913 FINRA NOV 4/1/1997
NETHERLAND SECURITIES INC.
12720 HILLCREST ROAD SUITE 980
DALLAS TX 75230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 740.49

B. Less payment made with SIPC-6 filed (exclude interest) (396.38)
6/11/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 344.15

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum .60

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 344.75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Netherland Securities
(Name of Corporation, Partnership or other organization)

Kate Netherland
(Authorized Signature)

Chairman
(Title)

Dated the 14 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12-1-12
and ending 11/30/13

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 620504
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	299 436
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	21140
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3734	
Enter the greater of line (i) or (ii)	3734
Total deductions	324 310
2d. SIPC Net Operating Revenues	$ 296194
2e. General Assessment @ .0025	$ 740.49

(to page 1, line 2.A.)

14045036

SEC
Mail Processing
Section
JAN 22 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

SEC FILE NUMBER
8-33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbridge Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 S. Kirkwood Road, Ste. 190
(No. and Street)

St. Louis (City) MO (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Huang (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

2460 Executive Drive (Address) St. Charles (City) MO (State) 63303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbridge Financial Services, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 18, 2016
Commission Number: 12421187

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBRIDGE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION
AND
REPORT ON INTERNAL CONTROLS

SEPTEMBER 30, 2013

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

TABLE OF CONTENTS

	PAGES
INDEPENDENT AUDITORS' REPORT	1 - 2
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN STOCKHOLERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 11
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL	12
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS	13
EXEMPTIVE PROVISION AND SCHEDULED WITHDRAWALS	14
INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS	15 - 16

Mueller Prost PC
CPAs + Business Advisors

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of *Oakbridge Financial Services, Inc* (the "Company") as of September 30, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Oakbridge Financial Services, Inc.* as of September 30, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

In our report dated November 27, 2013, we expressed an opinion that the September 30, 2013 financial statements did not fairly present the financial position, results of operations, and cash flows of *Oakbridge Financial Services, Inc.* in accordance with accounting principles generally accepted in the United States of America because of two departures from such principles: (1) the Company did not record an intangible ass[illegible]

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

related obligation for future payments to the Company's former stockholder under an indemnification clause in a purchase agreement dated December 15, 2011, and (2) the Company reported its rent expense on an operating lease as payments were made, not a straight-line basis. As described in Note 7, the Company's financial reporting for these items, based on subsequently discovered facts, was deemed to be appropriate and in accordance with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the restated September 30, 2013 financial statements, as presented herein, is different from that expressed in our previous report.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller Prost PC

Certified Public Accountants

January 16, 2014
St. Louis, Missouri

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Assets		
Cash	$	9,276
Cash deposit with clearing broker		50,000
Commissions receivable		36,016
Property and equipment, net		29,372
Total Assets	$	124,664

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued payroll liabilities	$	41,928
Deposit		10,000
Total Liabilities		51,928
Stockholders' Equity		
Preferred stock - non-covertible, par value $10, authorized 30,000 shares; 11,166 shares issued and outstanding		111,660
Common stock, par value $0.10, authorized 300,000 shares; 300,000 shares issued, 200,000 outstanding		30,000
Additional paid-in capital		312,191
Retained earnings (deficit)		(371,685)
		82,166
Less: treasury stock, 100,000 shares, at cost		9,430
Total Stockholders' Equity		72,736
Total Liabilities and Stockholders' Equity	$	124,664

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
SEPTEMBER 30, 2013

Revenue		
Commissions	$	680,179
Other income		7,709
Total Revenue		687,888
Operating Expenses		
Broker commissions		278,416
Clearing expense		52,040
Depreciation		6,623
Dues and Subscriptions		8,636
Insurance and Benefits		5,823
Travel and Entertainment		5,335
Miscellaneous Expenses		36,863
Professional fees		14,162
Office expenses		22,531
Registration and licensing		18,671
Rent		47,741
Salaries and payroll taxes		196,161
Total Operating Expenses		693,002
Net Loss	$	(5,114)

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Additional Paid-in Capital	Treasury Stock	Preferred Stock	Retained Earnings (Deficit)	Total
Balance at September 30, 2012	$ 30,000	$ 278,191	$ (9,430)	$ 111,660	$ (366,571)	$ 43,850
Capital Contribution	-	47,000	-	-	-	47,000
Distributions	-	(13,000)	-	-	-	(13,000)
Net Loss	-	-	-	-	(5,114)	(5,114)
Balance at Setember 30, 2013	$ **30,000**	$ **312,191**	$ **(9,430)**	$ **111,660**	$ **(371,685)**	$ **72,736**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2013

Cash Flows from Operating Activities		
Net loss	$	(5,114)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization		6,623
Change in assets and liabilities		
(Increase) decrease in operating assets		
Cash deposit with clearing broker		(14,000)
Comissions receivable		1,237
Receivable from clearing brokers		(5,443)
Other assets		5,969
Increase (decrease) in operating liabilities		
Accounts payable		(3,166)
Accrued expenses		7,142
Total Adjustments		(1,638)
Net Cash Used by Operating Activities		(6,752)
Cash Flows from Investing Activities		
Capital expenditures		(30,737)
Net Cash Used by Investing Activities		(30,737)
Cash Flows from Financing Activities		
Distributions to stockholders		(13,000)
Additional paid-in capital		47,000
Net Cash Provided by Financing Activities		34,000
Net Decrease in Cash and Cash Equivalents		(3,489)
Cash and Cash Equivalents - Beginning of the Year		12,765
Cash and Cash Equivalents - End of the Year	$	**9,276**

The notes to financial statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Oakbridge Financial Services, Inc's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Oakbridge Financial Services, Inc, (the "Company"), is a registered securities broker-dealer under the Securities Exchange Act of 1934. The Company was formed in January 1985 and began operations in June 1985. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA"). The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Company to maintain a good faith cash deposit of $50,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to this deposit account by the clearing broker, if commissions due the Company on hand are inadequate to settle the claim. The clearing broker, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are at risk, uninsured and un-collateralized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Broker Compensation

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products, and the broker's status with the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable

Commissions receivable from clearing broker performing introductory broker-dealer services are based on contracted prices. The Company provides an allowance for uncollectable broker commissions based on historical experience and management analysis of the current status of existing receivables. As of September 30, 2013, management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $1,000. At September 30, 2013 property and equipment consisted of the following:

Furniture and fixtures	$	54,046
Computer equipment		68,904
Leasehold improvements		30,737
		153,687
Less: Accumulated depreciation		(124,315)
Net Property and Equipment	$	29,372

Depreciation expense was $6,623 for the year ended September 30, 2013.

Income Taxes

The Company files federal and state income tax returns as a C-Corporation. Income taxes for the Company are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. Deferred tax assets represent future consequences of those differences, which will be deductible when the assets and liabilities are recovered or settled. Deferred income taxes have been recognized for net operating losses that are available to offset future taxable income. A valuation allowance has been established to eliminate the net deferred tax benefit due to uncertainty as to whether the tax benefits will ever be realized.

The Company follows "FASB Accounting Standards Codification 740-10, Income Taxes – Overall". Included in this is a requirement that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended September 30, 2013. The federal and state income tax returns of the Company for 2012, 2011, 2010 and 2009 are subject to examination by the respective taxing authorities generally for three years after they were filed.

The Company reports income for income tax purposes using the accrual basis of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $43,364 which was $38,364 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.198 to 1.

NOTE 3 LEASE AGREEMENTS

On October 1, 2012, the Company entered into a new five year operating lease agreement for office space. The Company is responsible for utilities, taxes, insurance and routine maintenance. The amount of rent charged to operations was $47,741 for the year ended September 30, 2013.

Minimum future lease payments over the next four years and in the aggregate is as follows at September 30, 2013:

2014	$ 80,076
2015	82,620
2016	85,152
2017	87,696
	$ 335,544

The Company subleases a part of its office building to various independent brokers. During the year ended September 30, 2013, the Company earned sublease income of $36,720, which was netted with broker commission expense. The Company also entered into a sublease agreement with two owners of the Company who have guaranteed lease payments up to $3,000 a month for five years beginning September 30, 2012 and ending September 30, 2017.

NOTE 3 LEASE AGREEMENTS (CONTINUED)

Minimum future lease payments to be received over the next four years and in the aggregate is as follows at September 30, 2013:

2014	$ 36,000
2015	36,000
2016	36,000
2017	36,000
	$ 144,000

Certain incentives awarded to the Company by the landlord in connection with its leased property are netted against the payments received from the subleased office space. The office expense is recorded when paid and sublease income is recorded when received. This method has an immaterial difference in the recognition of rental expense and sublease rental income in comparison with amortizing the income and expense on a straight-line basis over the terms of the respective lease as required by accounting principles generally accepted in the United States of America.

NOTE 4 INCOME TAXES

The Company accounts for federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company has no income tax expense or benefit for the year ended September 30, 2013, A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carryforwards, as planning strategies had not been developed to utilize the benefit of the net operating losses of approximately $288,000 and future taxable income could not be assured. The net operating loss carryforwards begin to expire in 2022.

It is reasonably possible that management's estimate of the amount of tax benefit the Company will realize from the use of the tax loss carryforwards will change significantly in the near term and the related tax benefits will be recognized as a reduction of tax expense at that time.

NOTE 5 RELATED PARTY TRANSACTION

Due to related party includes a deposit from a related party through common ownership in order for the Company to execute transactions with an investment advisory firm. The deposit totaled $10,000 at September 30, 2013.

NOTE 6 GOING CONCERN

As reported in the accompanying financial statements, the Company's net loss was $5,114 for the year ended September 30, 2013, and its retained deficit was $371,685 at September 30, 2013. The ability of the Company to continue as a going concern is dependent on the success of management efforts to obtain additional capital, reduce operating expenditures, or increase trading commissions. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 SUBSEQUENT EVENTS

Purchase Agreement

Facts subsequent to the initial independent auditors' report dated November 27, 2013, that existed as of September 30, 2013, related to the Stock Purchase Agreement dated December 15, 2011, were subsequently discovered. The two current common stockholders have agreed that they are primarily responsible for the payments to the previous common stockholder, eliminating the future payments that the Company would have previously reported as an intangible asset and related liability.

Operating Lease

Subsequent discovery of facts after the initial independent auditors' report dated November 27, 2013, that existed as of September 30, 2013, were noted, whereas monthly broker rental sublease agreements with the Company are included in the calculation of the future minimum lease obligation calculation. This method has an immaterial difference in the recognition of rental expense and sublease rental income in comparison with amortizing the income and expense over the terms of the respective lease as required by accounting principles generally accepted in the United States of America.

Management has evaluated subsequent events through January 16, 2014, the date which the financial statements where available to be issued.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2013

1. Total ownership equity from Statement of Financial Condition			$	72,736	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				72,736	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	72,736	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 29,372	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(29,372)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	43,364	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	43,364	3750

OMIT PENNIES

See independent auditors' report.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2013

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 3,462	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 38,364	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 37,364	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 51,928	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 51,928	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 119.75	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of September 30, 2013.

See independent auditors' report.

OAKBRIDGE FINANCIAL SECURITIES, INC.
EXEMPTIVE PROVISION AND SCHEDULED WITHDRAWALS
SEPTEMBER 30, 2013

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only)		$	4550
B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon			
RBC Correspondent Services	4335	X	4570
D. (k) (3) - Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

See independent auditors' report.

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Oakbridge Financial Services, Inc* (the "Company"), as of for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

January 16, 2014
St. Louis, Missouri

Mueller Prost PC
CPAs + Business Advisors

November 27, 2013

Mr. John Huang
Oakbridge Financial Services, Inc
910 S. Lindbergh Blvd
St. Louis, MO 63122

Dear Mr. Huang:

Enclosed are 1 bound copy and 6 unbound copies of *Oakbridge Financial Services's* agreed-upon procedures report for the year ended September 30, 2013. A scanned copy will also be sent to you.

Two copies of the report should be sent to the Principal Office of the SEC at the following address:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

One copy should be sent to the Regional Office of the SEC at the following address:

Securities and Exchange Commission
Chicago Regional Office
Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard
Suite 900
Chicago, IL 60604

We thank you for the opportunity to provide this service to you. If you have any questions, or if we can provide additional services, please do not hesitate to contact me.

Sincerely,

Jim Bredenkoetter, CPA

Enclosures
JEO:jck
18417000

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

OAKBRIDGE FINANCIAL SERVICES, INC

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2013

Member of
PKF North America
An association of legally independent firms

Mueller Prost PC
CPAs + Business Advisors

Main tel +1 314 862 2070 | Fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

MAKING A DIFFERENCE FOR 30 YEARS

TABLE OF CONTENTS

	PAGES
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES	1
SCHEDULE OF AGREED-UPON PROCEDURES WITH PROCEDURES AND OBSERVATIONS	2-5
SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION ("FORM SIPC-7")	6-7

To the Board of Directors and Stockholders
Oakbridge Financial Services, Inc
St. Louis, MO

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments – General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013, which were agreed to by *Oakbridge Financial Services, Inc* (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

November 27, 2013
St. Louis, Missouri

SCHEDULE OF AGREED-UPON PROCEDURES WITH PROCEDURES AND OBSERVATIONS

AUP ITEM 1 – COMPARED THE LISTED ASSESSMENT PAYMENTS IN FORM SIPC-7 WITH RESPECTIVE CASH DISBURSEMENT RECORDS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.	a. We obtained the Form SIPC-7 completed by Oakbridge Financial Services Inc. (the "Company") for the period October 1, 2012 – September 30, 2013. We reviewed calculations and inspected signed check for general assessment due.	a. General assessment due was calculated as $376.40. Mueller Prost PC ("MPPC") sighted check #010437 dated 11/19/2013 and made out to SIPC for $232.14. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. MPPC observed check #010308 dated 4/23/2013, also made out SIPC for $144.26. This was for payment made with SIPC-6 filed 3/31/13 as shown on 2b of the SIPC-7. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. No differences were noted.

AUP ITEM 2 – COMPARED THE AMOUNTS REPORTED ON THE AUDITED FORM X-17A-5 FOR THE YEAR ENDED SEPTEMBER 30, 2013, AS APPLICABLE, WITH THE AMOUNTS REPORTED IN FORM SIPC-7 FOR THE YEAR ENDED September 30, 2013.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013.	a. We obtained the audited Form X-17A-5 for the year ended September 30, 2013 and compared the total amounts, as applicable, that were also reported on the Form SIPC-7 for the year ended September 30, 2013.	a. Total revenue reported on the audited Form X-17A-5 was $687,887, which agrees to the amount reported on the Form SIPC-7 for total revenue. No other amounts on the audited Form X-17A-5 were noted on the Form SIPC-7.

AUP ITEM 3 – COMPARED ANY ADJUSTMENTS REPORTED IN FORM SIPC-7 WITH SUPPORTING SCHEDULES AND WORKING PAPERS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.	a. We obtained the Form SIPC-7 completed by the Company for the period October 1, 2012 – September 30, 2013 and reviewed the adjustments reported.	a. Total deductions of $218,186 were reported on Page 2 of the Form SIPC-7 relating to revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. There was a deduction of $278,417 related to commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. There was a decrease of $39,713 which was revenue that was not related directly or indirectly to the securities business. The amount related to such items on the audited trial balance was determined to be $537,326.

AUP ITEM 4 – PROVED THE ARITHMETICAL ACCURACY OF THE CALCULATIONS REFLECTED IN FORM SIPC-7 AND IN THE RELATED SCHEDULES AND WORKING PAPERS SUPPORTING THE ADJUSTMENTS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.	a. We obtained the Form SIPC-7 and footed the schedule determining the SIPC Net Operating Revenue and recalculated the General Assessment using the approved rate of 0.25%.	a. No exceptions were noted on the arithmetical accuracy of the Form SIPC-7 as filed.

SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION ("FORM SIPC-7")

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033729 FINRA SEP
OAKBRIDGE FINANCIAL SERVICES INC
910 S KIRKWOOD RD STE 190
KIRKWOOD MO 63122-6050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 376.40

B. Less payment made with SIPC-6 filed (exclude interest) (144.26)
4/15/13
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 232.14

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 232.14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 232.14

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAKBRIDGE FINANCIAL SVCS
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of OCT, 2013

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 687,887
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	219,196
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	278,417
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	39,713
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	537,326
2d. SIPC Net Operating Revenues	$ 150,561
2e. General Assessment @ .0025	$ 376.40

(to page 1, line 2.A.)

Oakbridge
FINANCIAL SERVICES

November 27, 2013

Mueller Prost PC
7733 Forsyth Blvd., Suite 1200
St. Louis, MO 63105

We are providing this letter in connection with your audit of the statement of financial condition and related statements of operations, changes in stockholders' equity and cash flows of *Oakbridge Financial Services, Inc* (the "Company") as of September 30, 2013, and for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, in accordance with accounting principles generally accepted in the United State of America. We also recognize that we are responsible for establishing and maintaining effective internal control.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the engagement letter dated September 11, 2013 and the financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

3. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

4. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.

5. We believe that the effect of the uncorrected misstatement, summarized in the accompanying schedule, is immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We have made available to you all of the following:

    a. Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters.

    b. Additional information that you have requested from us for the purpose of the audit.

7. There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management,

    b. Employees who have significant roles in internal control, or

    c. Others where the fraud could have a material effect on the financial statements.

10. We have no knowledge or any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, regulators or others.

11. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

12. There are no

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments and we have not consulted with our attorney regarding any unasserted claims or assessments that are probable and must be disclosed in accordance with FASB ASC 450, Contingencies.

    c. Other liabilities or gain or loss contingences that required to be accrued or disclosed by FASB 450.

13. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 275, *Risks and Uncertainties.*

14. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. We gave disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

17. Commissions and accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection, if applicable.

18. The Company has assessed the impact of FASB ASC 740, *Income Taxes,* and has determined that no material liability is required to be recorded.

19. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following and we believe that our practices and procedures as described below were adequate at December 31, 2013 to meet the SEC's objectives:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

    b. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

20. There are no significant deficiencies or material weaknesses or material inadequacies at September 30, 2013, or during the period October 1, 2012 through the date of the auditors' report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital as defined in accordance with net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e).

21. Net capital computations, prepared by the Company during the period from October 1, 2012, through the date of the auditors' report, indicated that the Company was in compliance with the requirements of the Net Capital Rule at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

22. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

23. There are no outstanding past due PCAOB accounting support fees.

24. As it related to the supplementary information included in the financial statements:

    a. The Company acknowledges and understands its responsibilities for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

    b. The supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

c. The methods of measurement or presentation have not changed from those used in the prior period.

d. There were no significant assumptions or interpretations underlying the presentation of the supplementary information.

To the best of our knowledge and believe, no events have occurred subsequent to the statement of financial condition and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Signed: ______________________ Date: 11/27/2013

Title: Owner

Signed: ______________________ Date: 11/27/2013

Title: Owner

Signed: ______________________ Date: 11/27/2013

Title: PRESIDENT